J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Piper Sandler & Co.

345 Park Avenue, Suite 1200

New York, NY 10154

May 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Oyster Point Pharma, Inc.

Registration Statement on Form S-1

File No. 333-238194

Acceleration Request

Requested Date: May 14, 2020

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Oyster Point Pharma, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on May 14, 2020, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, J. P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
Authorized Signatory
COWEN AND COMPANY, LLC

By:	/s/ Mariel Healy
Authorized Signatory
PIPER SANDLER & CO.

By:	/s/ Neil Riley
Authorized Signatory